Filed by Sezzle Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sezzle Inc.

Commission File No.: 000-56267

Date: February 28, 2022

1 March 2022

Company Announcements Platform

ASX Limited

Transaction Update

Sezzle Inc. (ASX: SZL) (Sezzle or Company) // Installment payment platform, refers to the announcement released to the ASX today by Zip Co Limited (ASX: Z1P, Zip Co) in relation to Zip Co’s capital raising.

Sezzle notes that Zip Co today has announced that it has secured commitments from eligible institutional, professional and sophisticated investors in relation to its fully-underwritten placement of A$148.7 million. Sezzle welcomes the announcement regarding the capital raising which aims to strengthen Zip Co’s balance sheet and position it for sustainable growth by providing more capital runway to execute on the potential synergies following completion of Zip Co’s acquisition of Sezzle, as announced to the ASX by both companies yesterday.

Sezzle looks forward to updating investors as the proposed acquisition progresses.

This announcement was authorised by Charlie Youakim, Executive Chairman and CEO.

Contact Information

For more information about this announcement:

Lee Brading, CFA Investor Relations +61 391 112 670 InvestorRelations@sezzle.com	Justin Clyne Company Secretary +61 407 123 143 jclyne@clynecorporate.com.au	Media Enquiries Mel Hamilton - M&C Partners +61 417 750 274 melissa.hamilton@mcpartners.com.au

About Sezzle Inc.

Sezzle is a fintech company on a mission to financially empower the next generation. Sezzle’s payment platform increases the purchasing power for millions of consumers by offering interest-free installment plans at online stores and select in-store locations. Sezzle’s transparent, inclusive, and seamless payment option allows consumers to take control over their spending, be more responsible, and gain access to financial freedom.

For more information visit sezzle.com.

Sezzle’s CDIs are issued in reliance on the exemption from registration contained in Regulation S of the US Securities Act of 1933 (Securities Act) for offers of securities which are made outside the US. Accordingly, the CDIs have not been, and will not be, registered under the Securities Act or the laws of any state or other jurisdiction in the US. As a result of relying on the Regulation S exemption, the CDIs are ‘restricted securities’ under Rule 144 of the Securities Act. This means that you are unable to sell the CDIs into the US or to a US person who is not a QIB for the foreseeable future, unless the re-sale of the CDIs is registered under the Securities Act or another exemption is available. To enforce the above transfer restrictions, all CDIs issued bear a FOR Financial Product designation on the ASX. This designation restricts any CDIs from being sold on ASX to US persons excluding QIBs. However, you are still able to freely transfer your CDIs on ASX to any person other than a US person who is not a QIB. In addition, hedging transactions with regard to the CDIs may only be conducted in accordance with the Securities Act.

Sezzle Inc. (ASX:SZL) | ARBN 633 327 358 | sezzle.com | 251 1st Ave N, Suite 200, Minneapolis, MN 55401

Cautionary Note Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed acquisition of Sezzle Inc. (“Sezzle” or the “Company”) by Zip Co Limited (“Parent”) (the “Proposed Transaction” )including, but not limited to, statements regarding the expected benefits of the Proposed Transaction and the anticipated timing, completion and effects of the Proposed Transaction, strategies, objectives and the products and markets of Sezzle and Parent. These forward-looking statements generally are identified by the words “believe,” “predict,” “target,” “contemplate,” “potential,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “could,” “will be,” “will continue,” “will likely result,” or similar expressions. Forward-looking statements are predictions, projections and other statements about future events or trends that are based on current expectations and assumptions. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Sezzle and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward looking statements involve inherent known and unknown risks, uncertainties and contingencies, both general and specific, many of which are beyond Sezzle’s, and there is a risk that such predictions, forecasts, projections, and other forward-looking statements will not be achieved. Actual results may be materially different from those expressed or implied in forward-looking statements and any projections and assumptions upon which these statements are based. These forward-looking statements are subject to a number of risks and uncertainties, including those set out in this announcement but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the merger agreement by the stockholders of Sezzle or Parent and the receipt of certain U.S. and foreign governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) Sezzle’s and Parent’s ability to increase its merchant network, its base of consumers and underlying merchant sales; (v) Sezzle’s and Parent’s ability to effectively manage growth, sustain its growth rate and maintain its market share; (vi) the impact of Sezzle’s and Parent’s exposure to consumer bad debts and insolvency of merchants; (vii) the impact of key vendors or merchants failing to comply with legal or regulatory requirements or to provide various services that are important to Sezzle’s and Parent’s operations; (viii) the impact of the nature of the integration, support and presentation of Sezzle’s and Parent’s platform by its merchants; (ix) the impact of exchange rate fluctuations in the international markets in which Sezzle and Parent operate; (x) Sezzle’s and Parent’s ability to protect its intellectual property rights; (xi) Sezzle’s ability to achieve its public benefit purpose and maintain its B Corporation certification; (xii) the effect of the announcement or pendency of the Proposed Transaction on Sezzle’s and Parent’s business relationships, operating results, and business generally and the responses of merchants and business partners to the announcement, (xii) risks that the Proposed Transaction disrupts current plans and operations of Sezzle or Parent (xiii) potential difficulties in retaining Sezzle and Parent customers and employees as a result of the Proposed Transaction, (xiv) risks related to diverting the attention of the management of Sezzle and Parent from each party’s respective ongoing business operations, (xv) Sezzle and Parent’s estimates of its financial performance, including requirements for additional capital and its ability to raise sufficient funds to meet its needs in the future; (xvi) changes in general economic or political conditions; (xvii) changes in the markets in which Sezzle and Parent competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (xviii) the impact of the Buy-Now Pay-Later (“BNPL”) industry becoming subject to increased regulatory scrutiny; (xix) the impact of the costs of complying with various laws and regulations applicable to the BNPL industry in the United States and the international markets in which Sezzle and Parent operate; (xx) the impact of macro-economic conditions on consumer spending; (xxi) slowdowns in securities trading or shifting demand for security trading product; (xxii) the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; (xxiii) legislative or regulatory changes; (xxiv) the impact of operating in a highly competitive industry; (xxv) reliance on third party service providers; (xxvi) the impact of a potential loss of Sezzle’s or Parent’s key partners and merchant relationships; (xxvii) competition in retaining key employees; (xxviii) Sezzle’s and Parent’s reliance on new products and establishment and maintenance of its brand; (xxix) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxx) changes to accounting principles and guidelines; (xxxi) potential litigation relating to the Proposed Transaction that could be instituted against Sezzle, Parent or their respective directors and officers, including the effects of any outcomes related thereto; (xxxii) the outcome of any legal proceedings that may be instituted against Parent or against Sezzle related to the merger agreement or the Proposed Transaction (which may result in significant costs of defense, indemnification and liability), (xxxiii) the price of Sezzle’s or Parent’s securities may be volatile due to a variety of factors; (xxxiv) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xxxv) unexpected costs, charges or expenses resulting from the Proposed Transaction; (xxxvi) the possibility that competing offers or acquisition proposals for Sezzle or Parent will be made, which could result in termination of the merger agreement, (xxxvii) the risk that Parent is unable to consummate the financings contemplated by the merger agreement on acceptable terms or at all, (xxxviii) the risk that Parent shareholders do not approve the Proposed Transaction, if their approval is required, and (xxxix) Parent’s ability to realize the synergies contemplated by the Proposed Transaction and integrate the business of Sezzle. The risks and uncertainties may be amplified by the COVID-19 pandemic (and related variants), which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic (and related variants) impacts Sezzle’s or Parent’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Parent and Sezzle described in the “Risk Factors” section of Sezzle’s Form 10 filed with the U.S. Securities and Exchange Commission (“SEC”), Parent’s Form F-4 to be filed with the SEC and other documents filed by either Parent or Sezzle from time to time with the Australian Securities Exchange Ltd (“ASX”), the Australian Securities & Investments Commission (“ASIC”) and/or the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that Sezzle presently does not know or that Sezzle currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Sezzle’s expectations, plans or forecasts of future events and views as of the date of this document. These forward-looking statements should not be relied upon as representing Sezzle’s assessment as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and Sezzle assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Sezzle does not give any assurance that either Parent or Sezzle, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Sezzle Inc. (ASX:SZL) | ARBN 633 327 358 | sezzle.com | 251 1st Ave N, Suite 200, Minneapolis, MN 55401

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving the Company and Parent. In connection with the proposed acquisition by Parent of the Company, Parent will file with: (a) the SEC a registration statement on Form F-4, (b) to the extent required by ASIC, a prospectus in Australia with the ASIC in relation to the offer of ordinary shares of Parent, and (c) with the ASX, the Notice of Parent Extraordinary General Meeting in connection with the Parent stockholder approval. The registration statement will include a document that serves as a prospectus of Parent and a proxy statement of the Company (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC, ASIC and the ASX. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AUSTRALIAN PROSPECTUS (IF ANY), NOTICE OF PARENT EXTRAORDINARY GENERAL MEETING, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus and Australian prospectus (if any) will be mailed to the Company’s security holders when it becomes available. Investors and security holders will be able to obtain the registration statement, the proxy statement/prospectus, the Australian prospectus (if any) and all other relevant documents filed or that will be filed free of charge from the SEC’s website at www.sec.gov or at the ASX’s website at www2.asx.com/au. The documents filed by the Parent or the Company with the SEC and the ASX may also be obtained free of charge at the Parent’s or Company’s website at https://investors.sezzle.com/ and https://zip.com/investors.

Participants in the Solicitation

Parent, the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s security holders with respect to the Proposed Transaction. Information about Parent’s directors and executive officers is available in Parent’s Annual Report to Stockholders for the fiscal year ended June 30, 2021 filed with the ASX on September 28, 2021. Information concerning the ownership of the Company’s securities by the Company’s directors and executive officers is included in the Company’s Registration Statement on Form 10, filed with the SEC on October 25, 2021. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of the Company’s stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction (if and when they become available). Security holders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Parent or the Company as indicated above.

No Offer or Solicitation

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.

Sezzle Inc. (ASX:SZL) | ARBN 633 327 358 | sezzle.com | 251 1st Ave N, Suite 200, Minneapolis, MN 55401

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